Exhibit 99.2

Medifocus, Inc. to Present Live via Webcast at

VirtualInvestorConferences.com on October 1, 2015 at 10:45am ET

COLUMBIA, Md. and TORONTO, Sept. 29, 2015 /PRNewswire/ — Medifocus, Inc. (OTCQX: MDFZF and TSXV: MFS) (“Medifocus” or the “Company”), a biotechnology company with a portfolio of medical technologies that utilizes heat-activation to treat conditions ranging from urological problems to breast cancer treatment and extends to gene therapy, announced today that Dr. Augustine Y. Cheung, PhD, President and CEO), will present live at VirtualInvestorConferences.com on October 1, 2015.

DATE: Thursday, October 1, 2015

TIME: 10:45AM ET

LINK: http://tinyurl.com/101pre

This will be a live, interactive online event where investors are invited to ask the company questions in real-time—both in the presentation hall as well as the association’s “virtual trade booth.” If attendees are not able to join the event live on the day of the conference, an on-demand archive will be available for 90 days.

It is recommended that investors pre-register to save time and receive event updates.

Recent Company Highlights

•	On June 16th, 2015, the Company appointed Christopher Kaplan as a member of the its recently formed Strategic Advisory Board (SAB). Mr. Kaplan has an exceptional background of both domestic and international experience and is well-positioned to support Medifocus as they transition into a biotechnology company

•	On May 27th, 2015, the Company announced that it has entered into an option agreement with Duke University regarding heat-activated and tumor targeted Immunotherapy. The two parties are actively negotiating an exclusive license to the Patent Rights of a Duke invention for the development of heat-activated and tumor targeted Immunotherapy for treatment of cancer and other diseases

Learn more about the event: www.virtualinvestorconferences.com

About Medifocus, Inc.:

Medifocus, Inc. (TSXV-MFS, OTC-MDFZF) is biotechnology company with a portfolio of medical technologies that utilize heat activation to treat conditions ranging from prostate diseases to breast cancer and extends to gene therapy. Heat is known to accelerate numerous chemical and biochemical reactions, and Medifocus’ portfolio relies on this fact to improve clinical outcome. Its Prolieve® Thermodilatation System offers relief from Benign Prostatic Hyperplasia (BPH) to millions of men with a simple, 45-minute, in-office treatment. Its APA-1000™ Breast Cancer Treatment System is currently in phase 3 clinical trials, and it is designed to treat localized and locally advanced breast cancers through the application of heat alone or in combination with chemotherapy. Medifocus has formally entered into an exclusive license agreement with Duke University to the Patent Rights of a “method for selective expression of therapeutic genes in cancer cells by hyperthermia” to develop Heat-Activated and Tumor Targeted Immunotherapy and Gene Therapy. This is a novel approach to control expression of anticancer genes intratumorally with focused heat and is a unique method to achieve precise delivery of gene and molecular therapies on demand. Medifocus will work on further development of a pipeline of other focused heat devices and viral delivery vectors to accommodate other molecular and genetic therapeutics. The Company believes this could result in an entire stable of gene-specific, heat-activated treatments for a wide array of medical conditions.

For more details, please visit:

www.medifocusinc.com

www.prolieve.com

www.facebook.com/pages/Medifocus-Inc-Company-Page/546315028715627

Forward-Looking Statements

This news release contains “forward-looking statements” and “forward-looking information”, which may not be based on historical facts. Forward-looking statements and forward-looking information, include, but are not limited to, information and statements with respect to the benefit to Medifocus’ future growth resulting from the acquisition of additional intellectual property rights, additional treatment possibilities and the expectation that sales from Prolieve® may accelerate as a consequence. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made. Such forward-looking statements and forward-looking information involve known and unknown risks, uncertainties and other factors that may cause the actual results events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or forward-looking information. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements and forward-looking information. Except as required by applicable securities laws, the Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results, events or developments.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Company Relations: John Mon, COO, Medifocus, Inc. Tel: 410-290-5734 jmon@medifocusinc.com

Investor Relations: Michael Porter, President, Porter, LeVay and Rose, 212-564-4700

Mike@plrinvest.com

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